FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, April 30, 2020

FINANCIAL RESULTS FOR THE FIRST QUARTER

(Note:
All dollar amounts in this news release are expressed in U.S. dollars except as otherwise noted. The financial results are prepared using the recognition and measurement requirements of International Financial Reporting Standards except as otherwise noted, and are unaudited.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces a net loss of $1,259.3 million ($47.38 net loss per diluted share after payment of preferred share dividends) in the first quarter of 2020 compared to net earnings of $769.2 million ($26.98 net earnings per diluted share after payment of preferred share dividends) in the first quarter of 2019, primarily reflecting unrealized losses on investments. Book value per basic share at March 31, 2020 was $422.03 compared to $486.10 at December 31, 2019 (a decrease of 11.1% adjusted for the $10 per common share dividend paid in the first quarter of 2020).
"Despite these unprecedented turbulent times our insurance companies continued to have strong underwriting performance in the first quarter of 2020 with a consolidated combined ratio of 96.8% (after reflecting $84.3 million of COVID-19 losses), favourable reserve development, strong growth in gross premiums written of 11.8% and strong operating income of $225.6 million. We remain focused on continuing to be soundly financed and have drawn on our credit facility solely to ensure that we maintain high levels of liquid assets during these uncertain times. Fairfax had approximately $2.5 billion in cash and marketable securities in its holding company at March 31, 2020," said Prem Watsa, Chairman and Chief Executive Officer.
The table below presents the sources of the company's net earnings (loss) in a format which the company has consistently used as it believes it assists in understanding Fairfax:

	First quarter
	2020	2019
	($ millions)
Gross premiums written	4,775.7	4,726.6
Net premiums written	3,846.4	3,941.5

Underwriting profit	103.1	88.4
Interest and dividends - insurance and reinsurance	159.4	170.4
Share of loss of associates - insurance and reinsurance	(36.9)	(12.1)
Operating income - insurance and reinsurance	225.6	246.7
Run-off (excluding net gains (losses) on investments)	(22.8)	(18.0)
Non-insurance companies (excluding net gains (losses) on investments)	(34.0)	41.3
Interest expense	(115.7)	(111.6)
Corporate overhead and other income (expense)	(252.1)	115.4
Net gains (losses) on investments	(1,539.5)	723.9
Gain on deconsolidation of subsidiary	117.1	—
Pre-tax income (loss)	(1,621.4)	997.7
Recovery of (provision for) income taxes	232.3	(183.1)
Non-controlling interests	129.8	(45.4)
Net earnings (loss) attributable to shareholders of Fairfax	(1,259.3)	769.2
Highlights for the first quarter of 2020 (with comparisons to the first quarter of 2019 except as otherwise noted) include the following:

•
The consolidated combined ratio of the insurance and reinsurance operations was 96.8%, producing an underwriting profit of $103.1 million, compared to a combined ratio of 97.0% and an underwriting profit of $88.4 million in 2019, primarily reflecting growth in net premiums earned and higher net favourable prior year reserve development, partially offset by higher current period catastrophe and COVID-19 losses.

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

•	Net premiums written by the insurance and reinsurance operations increased by 10.1% to $3,699.9 million from $3,360.2 million.

•
Operating income of the insurance and reinsurance operations decreased modestly to $225.6 million from $246.7 million, primarily reflecting higher share of losses of associates, partially offset by higher underwriting profit.

•
Interest and dividends of $217.9 million decreased from $235.9 million, primarily reflecting lower dividend income earned on common stocks and lower interest income earned due to sales and maturities of U.S. treasury bonds in the second half of 2019, partially offset by higher interest income earned on the reinvestment of the U.S. treasury bond proceeds into higher yielding, high quality U.S. corporate bonds and short-term investments.

•
Consolidated share of loss of associates of $205.2 million decreased from consolidated share of profit of associates of $122.3 million, principally reflecting impairment losses of $181.1 million related to investments in Quess, Resolute and Astarta.

•
Interest expense of $115.7 million was comprised of $64.2 million incurred on borrowings by the holding company and the insurance and reinsurance companies, $35.8 million incurred on borrowings by the non-insurance companies (which are non-recourse to the holding company) and $15.7 million of accretion on lease liabilities.

•
Corporate overhead and other expense of $252.1 million is primarily comprised of share of loss of associates of $161.4 million (principally impairments related to the holding company's investments in Quess and Resolute, and share of loss of Eurolife), and the reversal of a performance fee receivable by Fairfax from Fairfax India.

•
Short-dated U.S. treasury bonds and investment grade corporate bonds represented 21.5% of the company's portfolio investments at March 31, 2020 compared to 23.6% at December 31, 2019, with the decrease primarily reflecting net sales and maturities of short-dated U.S. treasury bonds and the reinvestment of proceeds into mid-dated investment grade U.S. corporate bonds.

•
Net investment losses of $1,539.5 million, primarily resulting from the significant fall in equity markets in March 2020 reflecting the global economic disruption caused by the COVID-19 pandemic, consisted of the following:

	First quarter of 2020
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Long equity exposures	265.8	(1,343.8)	(1,078.0)
Short equity exposures	(248.1)	122.3	(125.8)
Net equity exposures	17.7	(1,221.5)	(1,203.8)
Bonds	41.2	(115.2)	(74.0)
Other	(116.2)	(145.5)	(261.7)
	(57.3)	(1,482.2)	(1,539.5)

•
Net losses on long equity exposures of $1,078.0 million was primarily comprised of unrealized depreciation of common stocks and equity-related derivatives. Net losses on other of $261.7 million primarily reflected unrealized foreign currency losses on investments denominated in the Canadian dollar, Indian rupee and British pound as the U.S. dollar strengthened relative to those currencies.

•
On March 31, 2020 the company contributed its wholly owned European Run-Off group to RiverStone (Barbados) Ltd. (“RiverStone Barbados”), a newly created entity jointly managed with OMERS, the pension plan for municipal employees in the province of Ontario. The company received cash proceeds of $599.5 million and a 60.0% equity interest in RiverStone Barbados with a fair value of $605.0 million, recorded a pre-tax gain of $117.1 million (inclusive of the reclassification of foreign currency translation losses of $161.9 million) and deconsolidated the assets and liabilities of European Run-off that were classified as held for sale at December 31, 2019.

•
During the first quarter of 2020, the company revised its accounting for its investment in Eurobank to apply the equity method of accounting on December 19, 2019, when regulatory restrictions on the company’s voting rights in Eurobank were removed, which increased Fairfax’s voting rights in Eurobank from 19.9% to 32.4%. Accordingly, the company reclassified Eurobank from holding company cash and investments and common stocks measured at fair value to investment in associates on its consolidated balance sheet at December 31, 2019.

•
At March 31, 2020 the company had drawn, solely as extra security, $1,770.0 million from its credit facility for liquidity purposes to support its insurance and reinsurance operations if these unprecedented turbulent times continue for an extended period. During the first quarter of 2020, the company provided $418.5 million of cash and marketable securities in capital support primarily to its insurance and reinsurance operations.

•
Subsequent to March 31, 2020, on April 29, 2020, the company completed an offering of $650.0 million principal amount of 4.625% unsecured senior notes due April 29, 2030 at par for net proceeds after commissions and expenses of $645.0 million. The company used $500.0 million of the net proceeds to partially repay the amount drawn on its credit facility.

•
Since mid-March 2020, the company has been reinvesting its cash and short term investments at its insurance and reinsurance operations into higher yielding investment grade U.S. corporate bonds with an average maturity date of 4 years and average interest rates of 4.25%, that will benefit interest income in the future. Up to March 31, 2020, taking advantage of the increase in corporate spreads, the company had purchased approximately $2.9 billion of such bonds.

•
The company held $2,483.3 million of cash and investments at the holding company level ($2,477.3 million net of short sale and derivative obligations) at March 31, 2020, compared to $975.5 million ($975.2 million net of short sale and derivative obligations) at December 31, 2019.

•
The company's total debt to total capital ratio, excluding non-insurance companies, increased to 32.5% at March 31, 2020 from 24.5% at December 31, 2019, reflecting the $1,770.0 million drawn on the credit facility.

•
During the first quarter of 2020 the company purchased 151,240 subordinate voting shares for treasury and 50,778 for cancellation at an aggregate cost of $72.2 million. From the fourth quarter of 2017 up to March 31, 2020, the company has purchased 814,722 subordinate voting shares for treasury and 671,982 subordinate voting shares for cancellation at an aggregate cost of $708.3 million.

•
At March 31, 2020, common shareholders' equity was $11,287.6 million, or $422.03 per basic share, compared to $13,042.6 million, or $486.10 per basic share, at December 31, 2019. The decrease in common shareholders' equity per basic share was primarily due to the net loss attributable to shareholders of Fairfax, net unrealized foreign currency translation losses of $144.0 million on foreign subsidiaries and foreign operations recorded in other comprehensive income (principally as a result of the strengthening of the U.S. dollar), and the payment in the first quarter of the annual common share dividend of $275.7 million.

There were 26.8 million and 27.0 million weighted average common shares effectively outstanding during the first quarters of 2020 and 2019 respectively. At March 31, 2020 there were 26,746,249 common shares effectively outstanding.
Unaudited consolidated balance sheet, earnings and comprehensive income information, together with segmented premium and combined ratio information, follow and form part of this news release.
In presenting the company’s results in this news release, management has included operating income (loss), combined ratio and book value per basic share measures. Operating income (loss) is used in the company's segment reporting. The combined ratio is calculated by the company as the sum of claims losses, loss adjustment expenses, commissions, premium acquisition costs and other underwriting expenses, expressed as a percentage of net premiums earned. Book value per basic share is calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding.

As previously announced, Fairfax will hold a conference call to discuss its first quarter 2020 results at 8:30 a.m. Eastern time on Friday May 1, 2020. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (888) 390-0867 (Canada or U.S.) or 1 (212) 547-0141 (International) with the passcode “2675260”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, May 15, 2020. The replay may be accessed at 1 (888) 566-0470 (Canada or U.S.) or 1 (203) 369-3050 (International).
Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management.
For further information, contact:        John Varnell
Vice President, Corporate Development
(416) 367-4941
Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with the global pandemic caused by COVID-19, and the related global reduction in commerce and substantial downturns in stock markets worldwide; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; and assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; and adverse consequences to our business, our investments and our personnel resulting from or related to the COVID-19 pandemic. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

CONSOLIDATED BALANCE SHEETS
as at March 31, 2020 and December 31, 2019
(unaudited - US$ millions)

	March 31, 2020	December 31, 2019
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $59.7; December 31, 2019 – $5.5)	2,483.3	975.5
Insurance contract receivables	5,731.1	5,435.0

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $606.4; December 31, 2019 – $664.8)	9,376.6	10,021.3
Bonds (cost $16,206.1; December 31, 2019 – $15,353.9)	16,279.7	15,618.1
Preferred stocks (cost $248.1; December 31, 2019 – $241.3)	534.6	578.2
Common stocks (cost $4,371.7; December 31, 2019 – $4,158.2)	3,507.7	4,246.6
Investments in associates (fair value $3,534.3; December 31, 2019 – $4,521.7)	4,630.5	4,360.2
Derivatives and other invested assets (cost $1,082.1; December 31, 2019 – $1,168.7)	836.9	759.1
Assets pledged for short sale and derivative obligations (cost $350.2; December 31, 2019 – $146.7)	353.7	146.9
Fairfax India and Fairfax Africa cash, portfolio investments and investments in associates	2,347.8	2,504.6
	37,867.5	38,235.0

Assets held for sale	—	2,785.6
Deferred premium acquisition costs	1,378.5	1,344.3
Recoverable from reinsurers (including recoverables on paid losses – $664.9; December 31, 2019 – $637.3)	9,467.6	9,155.8
Deferred income taxes	619.1	375.9
Goodwill and intangible assets	5,922.1	6,194.1
Other assets	5,727.2	6,007.3
Total assets	69,196.4	70,508.5

Liabilities
Accounts payable and accrued liabilities	4,864.6	4,814.1
Short sale and derivative obligations (including at the holding company – $6.0; December 31, 2019 – $0.3)	438.2	205.9
Liabilities associated with assets held for sale	—	2,035.1
Insurance contract payables	2,730.5	2,591.0
Insurance contract liabilities	35,873.5	35,722.6
Borrowings – holding company and insurance and reinsurance companies	6,789.8	5,156.9
Borrowings – non-insurance companies	2,279.6	2,075.7
Total liabilities	52,976.2	52,601.3

Equity
Common shareholders’ equity	11,287.6	13,042.6
Preferred stock	1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax	12,623.1	14,378.1
Non-controlling interests	3,597.1	3,529.1
Total equity	16,220.2	17,907.2
	69,196.4	70,508.5

Book value per basic share	$422.03	$486.10

CONSOLIDATED STATEMENTS OF EARNINGS
for the three months ended March 31, 2020 and 2019
(unaudited - US$ millions except per share amounts)

	First quarter
	2020	2019
Income
Gross premiums written	4,775.7	4,726.6
Net premiums written	3,846.4	3,941.5

Gross premiums earned	4,216.3	4,227.3
Premiums ceded to reinsurers	(828.5)	(704.7)
Net premiums earned	3,387.8	3,522.6
Interest and dividends	217.9	235.9
Share of profit (loss) of associates	(205.2)	122.3
Net gains (losses) on investments	(1,539.5)	723.9
Gain on deconsolidation of subsidiary	117.1	—
Other revenue	1,181.0	1,027.9
	3,159.1	5,632.6
Expenses
Losses on claims, gross	2,783.8	3,069.3
Losses on claims, ceded to reinsurers	(605.8)	(669.7)
Losses on claims, net	2,178.0	2,399.6
Operating expenses	655.5	601.8
Commissions, net	558.0	528.8
Interest expense	115.7	111.6
Other expenses	1,273.3	993.1
	4,780.5	4,634.9
Earnings (loss) before income taxes	(1,621.4)	997.7
Provision for (recovery of) income taxes	(232.3)	183.1
Net earnings (loss)	(1,389.1)	814.6

Attributable to:
Shareholders of Fairfax	(1,259.3)	769.2
Non-controlling interests	(129.8)	45.4
	(1,389.1)	814.6

Net earnings (loss) per share	$(47.38)	$28.04
Net earnings (loss) per diluted share	$(47.38)	$26.98
Cash dividends paid per share	$10.00	$10.00
Shares outstanding (000) (weighted average)	26,803	27,030

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three months ended March 31, 2020 and 2019
(unaudited - US$ millions)

	First quarter
	2020	2019

Net earnings (loss)	(1,389.1)	814.6

Other comprehensive income (loss), net of income taxes

Items that may be reclassified to net earnings (loss)
Net unrealized foreign currency translation gains (losses) on foreign operations	(584.2)	94.6
Gains (losses) on hedge of net investment in Canadian subsidiaries	191.4	(44.0)
Gains on hedge of net investment in European operations	17.5	15.2
Share of other comprehensive loss of associates, excluding net gains on defined benefit plans	(69.9)	(29.7)
Net unrealized foreign currency translation losses reclassified to net earnings (loss)	161.9	—
	(283.3)	36.1
Items that will not be reclassified to net earnings (loss)
Share of net gains on defined benefit plans of associates	9.3	15.3

Other comprehensive income (loss), net of income taxes	(274.0)	51.4
Comprehensive income (loss)	(1,663.1)	866.0

Attributable to:
Shareholders of Fairfax	(1,395.3)	813.2
Non-controlling interests	(267.8)	52.8
	(1,663.1)	866.0

SEGMENTED INFORMATION
(unaudited - US$ millions)
Net premiums written, net premiums earned and combined ratios for the insurance and reinsurance operations (excluding Run-off) in the first quarters ended March 31, 2020 and 2019 were as follows:
Net Premiums Written

	First quarter
	2020	2019
Northbridge	309.0	257.2
Odyssey Group	864.3	798.5
Crum & Forster	650.5	539.7
Zenith National	254.2	273.1
Brit	447.8	433.7
Allied World	801.4	727.7
Fairfax Asia	60.7	52.8
Insurance and Reinsurance - Other	312.0	277.5
Insurance and reinsurance operations	3,699.9	3,360.2

Net Premiums Earned

	First quarter
	2020	2019
Northbridge	333.2	281.5
Odyssey Group	817.5	717.3
Crum & Forster	602.7	499.0
Zenith National	163.7	180.6
Brit	397.4	390.4
Allied World	603.1	564.8
Fairfax Asia	55.6	45.5
Insurance and Reinsurance - Other	286.7	244.0
Insurance and reinsurance operations	3,259.9	2,923.1

Combined Ratios

	First quarter
	2020	2019
Northbridge	96.5%	99.8%
Odyssey Group	98.5%	94.3%
Crum & Forster	97.4%	97.8%
Zenith National	87.9%	78.3%
Brit	99.2%	97.0%
Allied World	94.3%	102.3%
Fairfax Asia	102.7%	98.8%
Insurance and Reinsurance - Other	97.4%	101.3%
Insurance and reinsurance operations	96.8%	97.0%